

Mail Stop 3720

August 21, 2009

Carl E. Wolters
President
REM Business Solutions, Inc.
2980 S. Rainbow Blvd. #H22
Las Vegas, NV 89146

Re: **REM Business Solutions, Inc.**
            Amendment No. 5 to Registration Statement on Form S-1
            Filed August 14, 2009
            File No. 333-158529

Dear Mr. Wolters:

        We have reviewed your responses to the comments in our letter dated August 6, 2009, and have the following additional comments.

Plan of Distribution; Terms of the Offering, page 15

1.   We note your added disclosure stating that Mr. Wolters will not sell any of his "8,000,000 shares" for one year following effectiveness of this registration statement. However, Mr. Wolters is selling 12,000,000 million shares in the offering. Please reconcile.

2.   Your disclosure indicates that Mr. Wolters will not sell any of his shares for one year following effectiveness of the registration statement. However, the disclosure also indicates that Mr. Wolters will not sell any of his shares "until all shares of the Company offered herein have been sold or the minimum has been reached and the offering of Company shares has been closed." Please reconcile.

Summary Compensation Table, page 25

3.   It appears that the amount in the Restricted Stock Awards column is the number of shares awarded to Mr. Monroe. Please revise to present the dollar amount of restricted stock awards. Refer to Item 402(n)(2)(v) of Regulation S-K. In addition, disclose all assumptions made in the estimated fair market valuation or include a cross-reference to a

discussion of such assumptions. Refer to Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Description of Securities, page 27

4.   Revise your disclosure throughout your registration statement to reflect the correct amount of shares the company is authorized to issue. We note a conflicting amount in your Articles of Incorporation filed as Exhibit 3.1.

Recent Sales of Unregistered Securities, page II-1

5.   Please revise your disclosure to correct the inconsistent dates for the 2 million shares sold to Ms. Hilary Marx-Averbach, Mr. Jason Frank, Ms. Eileen Marx, and Fralima, LLC. We note your disclosure on page 26 that the sale took place on December 21, 2008, rather than October 21, 2009.

6.   We note your disclosure, "[t]he issuance was offered only to these 4 individuals and involved no general solicitation." Since Fralima, LLC is not an individual, please revise your disclosure to identify the individual controlling the entity.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Abby Lynn Ertz, Esq.
Fax: (619) 564-8753